UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 16, 2024

Catcha Investment Corp

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40061	98-1574476
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

3 Raffles Place #06-01, Bharat Building, Singapore	048617
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: +65 6829-2294

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0001 per share	CHAA	NYSE American LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

As previously announced, on August 3, 2023, Catcha Investment Corp (“Catcha”), a Cayman Islands exempted company limited by shares, entered into a Business Combination Agreement (as amended on October 2, 2023 and on January 31, 2024, the “Business Combination Agreement”) with Crown LNG Holding AS, a private limited liability company incorporated under the laws of Norway, Crown LNG Holdings Limited, a private limited company incorporated under the laws of Jersey, Channel Islands, and CGT Merge II Limited, a Cayman Islands exempted company limited by shares. Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given them in the Business Combination Agreement.

On February 16, 2024, the parties to the Business Combination Agreement entered into that certain amendment to the Business Combination Agreement (the “Amendment”) pursuant to which (i) the parties agreed to extend the date on which the Business Combination Agreement may be terminated by the parties if the conditions to the Closing (as defined in the Business Combination Agreement) have not been satisfied or waived from February 17, 2024 to May 17, 2024 and (ii) Catcha agreed to waive its right under its amended and restated memorandum and articles of association to withdraw up to $100,000 of the interest earned on the funds held in the trust account established in connection with Catcha’s initial public offering (the “Trust Account”) to pay dissolution expenses in the event of the liquidation of the Trust Account.

In addition, at the extraordinary general meeting of Catcha’s shareholders (the “Extraordinary General Meeting”) which is described in more detail in Item 5.07 of this Current Report on Form 8-K, Catcha’s shareholders approved a proposal to amend the Investment Management Trust Agreement (the “Trust Agreement”), dated as of February 11, 2021, as amended on February 14, 2023, by and between Catcha and Continental Stock Transfer & Trust Company (“Continental”), to extend the date on which Continental must liquidate the Trust Account if Catcha has not completed its initial business combination, up to three times for one month each from February 17, 2024 to March 17, 2024, April 17, 2024 or May 17, 2024 (the “Trust Agreement Amendment”). On February 16, 2024, Catcha and Continental entered into the Trust Agreement Amendment.

The foregoing descriptions of the Amendment and the Trust Agreement Amendment do not purport to be complete and are qualified in their entirety by reference to the Amendment and the Trust Agreement Amendment, copies of which are attached as Exhibit 2.1 and Exhibit 10.1, respectively, to this Current Report on Form 8-K and incorporated herein by reference.

Item 3.01. Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On February 20, 2024, Catcha received a letter from the NYSE American LLC (“NYSE American” or the “Exchange”) stating that the staff of NYSE Regulation has determined to commence proceedings to delist Catcha’s Class A ordinary shares pursuant to Sections 119(b) and 119(f) of the NYSE American Company Guide because Catcha failed to consummate a business combination within 36 months of the effectiveness of its initial public offering registration statement, or such shorter period that Catcha specified in its registration statement. At this time, Catcha’s Class A ordinary shares have not been suspended and will continue to trade.

As indicated in the letter from NYSE American, Catcha has a right to a review of the delisting determination by a Committee of the Board of Directors of the Exchange, provided a written request for such review is requested no later than February 27, 2024. Catcha intends to make such a request.

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

The information included in Item 5.07 is incorporated by reference in this item to the extent required.

Item 5.07. Submission of Matters to a Vote of Security Holdings.

Catcha held the Extraordinary General Meeting at 9:00 a.m. Eastern Time on February 16, 2024 for the purposes of considering and voting upon:

•

The Extension Amendment Proposal – to consider and vote upon a proposal to approve a special resolution to amend Catcha’s amended and restated memorandum and articles of association to provide Catcha’s board of directors the ability to extend the date by which Catcha must (1) consummate an initial business combination, (2) cease its operations except for the purpose of winding up if it fails to complete such business combination, and (3) redeem all of Catcha’s Class A ordinary shares included as part of the units sold in Catcha’s initial public offering that was consummated on February 17, 2021 from February 17, 2024 up to three times by one month each to March 17, 2024, April 17, 2024, or May 17, 2024, which proposal was subject to the approval of the Trust Amendment Proposal which is described below.

•

The Trust Amendment Proposal – to consider and vote upon a proposal to approve a special resolution to amend the Trust Agreement pursuant to the Trust Agreement Amendment, to extend the date on which Continental must liquidate the Trust Account if Catcha has not completed its initial business combination, up to three times for one month each from February 17, 2024 to March 17, 2024, April 17, 2024, or May 17, 2024, which proposal is subject to the approval of the Extension Amendment Proposal.

•

The Adjournment Proposal – to consider and vote upon a proposal to approve an ordinary resolution to approve the adjournment of the Extraordinary General Meeting to a later date, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of the Extension Amendment Proposal or the Trust Amendment Proposal.

For more information on these proposals, please refer to Catcha’s proxy statement dated February 1, 2024, as amended and supplemented. As of the record date of January 16, 2024, there were a total of 9,714,859 ordinary shares issued and outstanding and entitled to vote at the Extraordinary General Meeting. Proxies were received for 8,551,953 ordinary shares, or approximately 88.03% of the shares issued and outstanding and entitled to vote at the Extraordinary General Meeting; therefore a quorum was present.

Shareholders voted to approve the Extension Amendment Proposal. The proposal received the following final voting results:

For	Against	Abstain
8,551,949	4	0

Shareholders voted to approve the Trust Amendment Proposal. The proposal received the following final voting results:

For	Against	Abstain
8,551,949	4	0

The Adjournment Proposal was not presented to the shareholders because there were sufficient votes to approve the Extension Amendment Proposal and the Trust Amendment Proposal.

In connection with the vote to approve the Extension Amendment Proposal and the Trust Amendment Proposal, the holders of 641,303 Class A ordinary shares of Catcha properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.29 per share, for an aggregate redemption amount of $7,241,003.85. As a result, following satisfaction of such redemptions, as of the date of this Current Report on Form 8-K, Catcha has 1,573,556 Class A ordinary shares outstanding and the balance in the Trust Account is approximately $17.8 million.

A copy of the Second Amendment to the Amended and Restated Memorandum and Articles of Association of Catcha as adopted on February 16, 2024 by special resolution of the shareholders is attached to this Current Report on Form 8-K as Exhibit 3.1 and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit	Description

2.1	Amendment to Business Combination Agreement dated February 16, 2024

3.1	Second Amendment to the Amended and Restated Memorandum and Articles of Association of Catcha Investment Corp

10.1	Amendment No. 2 to the Investment Management Trust Agreement, dated February 16, 2024, by and between Catcha and Continental Stock Transfer & Trust Company, as trustee

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Catcha Investment Corp

By:	/s/ Patrick Grove
Name:	Patrick Grove
Title:	Chairman and Chief Executive Officer

Dated: February 23, 2024

Exhibit 2.1

AMENDMENT NO. 3 TO BUSINESS COMBINATION AGREEMENT

This AMENDMENT NO. 3 TO BUSINESS COMBINATION AGREEMENT (this “Amendment”), dated as of February 16, 2024, is made and entered into by and among (i) Catcha Investment Corp, a Cayman Islands exempted company limited by shares (“Catcha”), (ii) Crown LNG Holding AS, a private limited liability company incorporated under the laws of Norway (the “Company”), and (iii) Catcha Holdings LLC, a Cayman Islands limited liability company (the “Sponsor”; together with Catcha and the Company, the “Parties” and, each, a “Party”). Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Business Combination Agreement (as defined below). WHEREAS, (i) Crown LNG Holdings Limited, a private limited company incorporated under the laws of Jersey, Channel Islands (“PubCo”), (ii) CGT Merge II Limited, a Cayman Islands exempted company limited by shares (“Merger Sub”), (iii) Catcha, and (iv) the Company are parties to that certain Business Combination Agreement, dated as of August 3, 2023 (as amended by Amendment No. 1 and Amendment No. 2 (each as defined below), the “Business Combination Agreement”);

WHEREAS, the Parties previously entered into Amendment No. 1 to Business Combination Agreement on October 2, 2023 (“Amendment No. 1”) and Amendment No. 2 to Business Combination Agreement on January 31, 2024 (“Amendment No. 2”);

WHEREAS, pursuant to Section 12.8 of the Business Combination Agreement, the Business Combination Agreement may be amended by execution of a written instrument signed by the Parties; and

WHEREAS, each Party agrees to amend the Business Combination Agreement in certain respects as described in this Amendment. NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

ARTICLE 1

AMENDMENT

Section 1.1 Effective as of the date of this Amendment, Section 10.1(b) of the Business Combination Agreement is hereby deleted in its entirety and shall be replaced with the following:

“(b) by written notice by either Catcha or the Company to the other Parties, if any of the conditions to the Closing set forth in Article IX have not been satisfied or waived by May 17, 2024 (the “Outside Date”); provided, however, the right to terminate this Agreement under this Section 10.1(b) shall not be available to a Party if the breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;”

Section 1.2 Effective as of the date of this Amendment, Section 11.1 of the Business Combination Agreement is hereby deleted in its entirety and shall be replaced with the following:

“11.1 Waiver of Claims Against Trust. Reference is made to the IPO Prospectus. The Company, Merger Sub and PubCo each hereby represents and warrants that it has read the IPO Prospectus and understands that Catcha has established the Trust Account containing the proceeds of the IPO and the overallotment shares acquired by Catcha’s underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of Catcha’s public Shareholders (including overallotment shares acquired by Catcha’s underwriters) (the “Public Shareholders”) and that, except as otherwise described in the IPO Prospectus, Catcha may disburse monies from the Trust Account only: (a) to the Public Shareholders in the event they elect to redeem their Catcha Class A Ordinary Shares in connection with the consummation of its initial business combination (as such term is used in the IPO Prospectus) or in connection with an amendment to Catcha’s Organizational Documents to extend Catcha’s deadline to consummate a Business Combination, (b) to the Public Shareholders if Catcha fails to consummate a Business Combination within 36 months after the closing of the IPO, subject to extension by amendment to Catcha’s Organizational Documents, (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any Taxes, and (d) to Catcha after or concurrently with the consummation of a Business Combination. For and in consideration of Catcha entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the Company, Merger Sub and PubCo hereby agrees on behalf of itself and its Affiliates that, notwithstanding anything to the contrary in this Agreement, none of the Company, Merger Sub or PubCo nor any of their respective Affiliates do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between Catcha or any of its Representatives, on the one hand, and the Company, Merger Sub, PubCo or any of their respective Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Released Claims”). Each of the Company, Merger Sub and PubCo on behalf of itself and its Affiliates hereby irrevocably waives any Released Claims that any such Party or any of its Affiliates may have against the Trust Account (including any distributions therefrom) now or in the future and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of this Agreement or any other agreement with Catcha or its Affiliates). The Company, Merger Sub and PubCo each agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by Catcha and its Affiliates to induce Catcha to enter in this Agreement, and each of the Company, Merger Sub and PubCo further intends and understands such waiver to be valid, binding and enforceable against such Party and each of its Affiliates under applicable Law. To the extent that the Company, Merger Sub or PubCo or any of their respective Affiliates commences any Action based upon, in connection with, relating to or arising out of any matter relating to Catcha or its Representatives, which proceeding seeks, in whole or in part, monetary relief against Catcha or its Representatives, each of the Company, Merger Sub and PubCo hereby acknowledges and agrees that its and its Affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit such Party or any of its Affiliates (or any Person claiming on behalf or in lieu of any of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. In the event that the Company, Merger Sub or PubCo or any of their respective Affiliates commences Action based upon, in connection with, relating to or arising out of any matter relating to Catcha or its Representatives which proceeding seeks, in whole or in part, relief against the Trust Account (including any distributions therefrom) or the Public Shareholders, whether in the form of money damages or injunctive relief, Catcha and its Representatives, as applicable, shall be entitled to recover from the Company, Merger Sub, PubCo and their respective Affiliates, as applicable, the associated legal fees and costs in connection with any such Action, in the event Catcha or its Representatives, as applicable, prevails in such Action. This Section 11.1 shall survive termination of this Agreement for any reason and continue indefinitely.”

ARTICLE 2

MISCELLANEOUS

Section 2.1 Each Party hereby agrees that, except as specifically provided in this Amendment, the Business Combination Agreement shall remain in full force and effect without any other amendments or modifications.

Section 2.2 The provisions of Article XII of the Business Combination Agreement are hereby incorporated into this Amendment by reference and shall be applicable to this Amendment, mutatis mutandis, for all purposes.

* * * * *

IN WITNESS WHEREOF, each Party has caused this Amendment to be duly executed on its behalf as of the day and year first above written.

CATCHA INVESTMENT CORP

By:	/s/ Patrick Grove
Name: Patrick Grove
Title: Chief Executive Officer

CATCHA HOLDINGS LLC

By:	/s/ Patrick Grove
Name: Patrick Grove Title: Manager

[Signature Page – Amendment No. 3 to Business Combination Agreement]

IN WITNESS WHEREOF, each Party has caused this Amendment to be duly executed on its behalf as of the day and year first above written.

CROWN LNG HOLDING AS

By:	/s/ Jorn S. Husemoen
Name: Jorn S. Husemoen
Title: Chief Financial Officer

[Signature Page – Amendment No. 3 to Business Combination Agreement]

Exhibit 3.1

CATCHA INVESTMENT CORP

(the “Company”)

EXTRACT OF THE MINUTES OF AN EXTRAORDINARY GENERAL MEETING OF THE COMPANY HELD VIRTUALLY AND AT THE OFFICES OF GOODWIN PROCTER LLP LOCATED AT 620 8TH AVENUE, NEW YORK, NEW YORK 10018, UNITED STATES OF AMERICA, ON FEBRUARY 16, 2024 AT 9:00AM (EASTERN TIME)

Proposals

The Chairman at the Extraordinary General Meeting of the Company held on February 16, 2024 (the “Meeting”), hereby certifies that this is a true extract of the minutes of the Meeting

RESOLVED, as a special resolution THAT, the Amended and Restated Memorandum and Articles of Association (the “Articles”) of the Company be amended by:

(a) amending Article 49.7 by deleting the following introduction of such sub-section:

“In the event that the Company does not consummate a Business Combination by February 17, 2024, or such earlier date as determined by the Company’s board of directors or such later time as the Members may approve in accordance with the Articles, the Company shall:”;

and replacing it with the following:

“In the event that the Company does not consummate a Business Combination by February 17, 2024 (or, if the Board extends the date for up to three additional one-month periods in accordance with the requirements below, the date to which such deadline is extended, which shall be no later than May 17, 2024) (the “Termination Date”), the Company shall:”;

(b) amending Article 49.7 by adding the following at the end of such section:

“Notwithstanding the foregoing or any other provisions of the Articles, in the event that the Company has not consummated an initial Business Combination by February 17, 2024, the Company may elect to extend this timeframe up to three times by an additional one month each from February 17, 2024 to March 17, 2024, from March 17, 2024 to April 17, 2024, or from April 17, 2024 to the Termination Date, by resolution of the Board if requested by the Sponsor, and upon five business days’ advance notice prior to the expiry of the applicable monthly extension up to the Termination Date (or such shorter notice period as the Board may permit in its sole discretion); and

(c) amending Article 49.8(a) by deleting the words:

“by February 17, 2024, or such earlier date as determined by the Company’s board of directors or such later time as the Members may approve in accordance with the Articles”

and replacing them with the words:

“by February 17, 2024 (or, if the Board extends the date for up to three additional one-month periods in accordance with the requirements in Article 49.7, the date to which such deadline is extended, which shall be no later than May 17, 2024)” (the “Extension Amendment”), provided that this Extension Amendment shall not be approved or effective (i) if, as a consequence of redemptions submitted to the Company pursuant to Article 49.8 of the Articles, the Company’s net tangible assets would be less than $5,000,001 following such redemptions; or (ii) if the Trust Amendment Proposal (as defined in the Proxy Statement enclosing the Notice of Extraordinary General Meeting materials as tabled at the Extraordinary General Meeting) is not approved.

Voting

The resolution referenced above was put to the meeting.

The voting results of the proposals are set out in the Report of Inspector of Election from the Inspector (a copy of which is attached to these minutes.

The Chairman declared that the resolution referenced above was carried. The Chairman further noted

that as a result, the proposal to adjourn the meeting was not required to be put to the meeting

(The remainder of this page is intentionally left blank – signature page follows)

Termination of Meeting

There being no further business the meeting was concluded.

/s/ Wai Kit Wong
Chairperson

Exhibit 10.1

AMENDMENT NO. 2 TO INVESTMENT MANAGEMENT TRUST AGREEMENT

THIS AMENDMENT NO. 2 TO THE INVESTMENT MANAGEMENT TRUST AGREEMENT (this “Amendment”) is made as of February 16, 2024 by and between Catcha Investment Corp, a Cayman Islands exempted company (the “Company”), and Continental Stock Transfer & Trust Company, a New York corporation (the “Trustee”). Capitalized terms contained in this Amendment, but not specifically defined in this Amendment, shall have the meanings ascribed to such terms in the Trust Agreement (as defined below).

WHEREAS, on February 17, 2021, the Company consummated an initial public offering (the “Offering”) of units of the Company, each of which is composed of one of the Company’s Class A ordinary shares, par value $0.0001 per share (“Ordinary Shares”), and one-third of one warrant, each whole warrant entitling the holder thereof to purchase one Ordinary Share;

WHEREAS, $300,000,000 of the gross proceeds of the Offering (including $10,500,000 of underwriters’ deferred discount) and sale of the Private Placement Warrants (as defined in the Underwriting Agreement) were delivered to the Trustee to be deposited and held in the segregated Trust Account located in the United States for the benefit of the Company and the holders of Ordinary Shares included in the units issued in the Offering pursuant to the investment management trust agreement made effective as of February 11, 2021 and as amended by Amendment No. 1 dated February 14, 2023, by and between the Company and the Trustee (the “Trust Agreement”);

WHEREAS, the Company has sought the approval of the holders of its Ordinary Shares and its Class B ordinary shares, par value $0.0001 per share (the “Class B Ordinary Shares”), at an extraordinary general meeting to: (i) extend the date by which the Company must complete a business combination up to three times for an additional one month each from February 17, 2024 to March 17, 2024, from March 17, 2024 to April 17, 2024, or from April 17, 2024 to May 17, 2024 (such applicable date, the “Termination Date” (the “Extension Amendment”) and (ii) extend the date on which the Trustee must liquidate the Trust Account if the Company has not completed its initial business combination from February 17, 2024 to March 17, 2024, April 17, 2024 or May 17, 2024, as the case may be (the “Trust Amendment”);

WHEREAS, holders of at least sixty-five percent (65%) of the then issued and outstanding Ordinary Shares and Class B Ordinary Shares, voting together as a single class, approved the Extension Amendment and the Trust Amendment pursuant to special resolutions passed at such extraordinary general meeting; and

WHEREAS, the parties desire to amend the Trust Agreement to, among other things, reflect amendments to the Trust Agreement.

NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

1.	Amendment to the Trust Agreement.

A.	Section 1(i) of the Trust Agreement is hereby amended and restated in its entirety as follows:

“(i) Commence liquidation of the Trust Account only after and promptly after (x) receipt of, and only in accordance with, the terms of a letter from the Company (“Termination Letter”) in a form substantially similar to that attached hereto as either Exhibit A or Exhibit B, as applicable, signed on behalf of the Company by its Chief Executive Officer, Chief Financial Officer or other authorized officer of the Company, and complete the liquidation of the Trust Account and distribute the Property in the Trust Account, including interest earned on the funds held in the Trust Account (which interest shall be net of any taxes payable, it being understood that the Trustee has no obligation to monitor or question the Company’s position that an allocation has been made for taxes payable), only as directed in the Termination Letter and the other documents referred to therein; or (y) upon the date which is the later of (1) February 17, 2024 or, if the Board elects to extend such date in accordance with the terms and conditions of the Company’s amended and restated memorandum and articles of association for additional one month periods, to the date to which such deadline is extended, which shall not be later than May 17, 2024, as applicable; provided that upon each one-month extension of the period of time to consummate an initial Business Combination, Catcha Holdings LLC (the “Sponsor”) (or one or more of its affiliates, members or third-party designees) (the “Lender”) will deposit into the Trust Account for each monthly extension $0.03 for each then-outstanding Ordinary Share issued in the Offering (the “Extension Fee”) in exchange for one or more non-interest bearing, unsecured promissory notes issued by the Company to the Lender; and (2) such later date as may be approved by the Company’s shareholders in accordance with the Company’s amended and restated memorandum and articles of association, if a Termination Letter has not been received by the Trustee prior to such date, in which case the Trust Account shall be liquidated in accordance with the procedures set forth in the Termination Letter attached as Exhibit B and the Property in the Trust Account, including interest earned on the funds held in the Trust Account (which interest shall be net of any taxes payable), shall be distributed to the Public Shareholders of record as of such date. If the Company completes an initial Business Combination, it will, at the option of the Lender, repay the amounts loaned under the promissory notes or convert a portion or all of the amounts loaned under such promissory notes into warrants at a price of $1.50 per warrant, which warrants will be identical to the private placement warrants issued to the Sponsor at the time of its initial public offering. If the Company does not complete the Business Combination by the applicable Termination Date, such promissory notes will be repaid only from funds held outside of the Trust Account. The Trustee agrees to serve as the paying agent of record (“Paying Agent”) with respect to any distribution of Property that is to be made to the Public Shareholders and, in its separate capacity as Paying Agent, agrees to distribute such Property directly to the Company’s Public Shareholders in accordance with the terms of this Agreement and the Company’s amended and restated memorandum and articles of association in effect at the time of such distribution. It is acknowledged and agreed that there should be no reduction in the principal amount per share initially deposited in the Trust Account;”

(B)	A new Section 1(m) of the Trust Agreement shall be added as follows:

“(m) Upon written request from the Company, which may be given from time to time in a form substantially similar to that attached hereto as Exhibit E (an “Extension Letter”), at least five business days prior to the applicable Termination Date, signed on behalf of the Company by an executive officer, and receipt of the dollar amount specified in the Extension Letter on or prior to such Termination Date (if and as applicable), follow the instructions set forth in the Extension Letter.”

(C)

The term “Property” shall be deemed to include any Extension Fee paid to the Trust Account in accordance with the terms of the Company’s amended and restated memorandum and articles of association and the Trust Agreement.

(D)	A new Exhibit E of the Trust Agreement is hereby added as follows:

Exhibit E

[Letterhead of Company]

[Insert date]

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, New York 10004

Attn: Francis Wolf and Celeste Gonzalez

Re: Trust Account — Extension Letter

Dear Mr. Wolf and Ms. Gonzalez:

Pursuant to paragraphs 1(j) and 1(m) of the Investment Management Trust Agreement between Catcha Investment Corp (“Company”) and Continental Stock Transfer & Trust Company (“Trustee”), dated as of February 11, 2021, as amended by Amendment No. 1 dated February 14, 2023, and as further amended by Amendment No. 2 dated February 16, 2024 (“Trust Agreement”), this is to advise you that the Company is extending the time available in order to consummate a Business Combination with the Target Business for an additional one month, from to (the “Extension”). Capitalized words used herein and not otherwise defined shall have the meanings ascribed to them in the Trust Agreement.

This Extension Letter shall serve as the notice required with respect to Extension prior to the applicable deadline.

[IF APPLICABLE: In accordance with the terms of the Trust Agreement, we hereby authorize you to deposit the Extension Fee, which will be wired to you, into the Trust Account upon receipt.]

Very truly yours,

Catcha Investment Corp

By:
Name:
Title:

cc: J.P. Morgan Securities LLC

2.	Miscellaneous Provisions.

2.1. Successors. All the covenants and provisions of this Amendment by or for the benefit of the Company or the Trustee shall bind and inure to the benefit of their permitted respective successors and assigns.

2.2. Severability. This Amendment shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Amendment or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Amendment a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

2.3. Applicable Law. This Amendment shall be governed by and construed and enforced in accordance with the laws of the State of New York.

2.4. Counterparts. This Amendment may be executed in several original or facsimile counterparts, each of which shall constitute an original, and together shall constitute but one instrument.

2.5. Effect of Headings. The section headings herein are for convenience only and are not part of this Amendment and shall not affect the interpretation thereof.

2.6. Entire Agreement. The Trust Agreement, as modified by this Amendment, constitutes the entire understanding of the parties and supersedes all prior agreements, understandings, arrangements, promises and commitments, whether written or oral, express or implied, relating to the subject matter hereof, and all such prior agreements, understandings, arrangements, promises and commitments are hereby canceled and terminated.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first above written.

Continental Stock Transfer & Trust Company, as Trustee

By:	/s/ Francis Wolf
Name: Francis Wolf
Title: Vice President

CATCHA INVESTMENT CORP

By:	/s/ Lucas Robert Elliott
Name: Lucas Robert Elliott
Title: President and Director

[Signature Page to Amendment to Investment Management Trust Agreement]